Exhibit 2

FOR IMMEDIATE RELEASE	02 August 2017

WPP PLC (“WPP”)

Voting rights and Capital 31 July 2017

WPP confirms that its capital consists of 1,332,407,017 ordinary shares with voting rights.

WPP holds 59,504,826 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,272,902,191 shares.

The figure 1,272,902,191 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FCA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP                 +44(0) 20 7408 2204

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